Contact

www.linkedin.com/in/jrspano
(LinkedIn)
www.neoteksystems.com
(Company)
www.gspdevelopers.org/ (Other)
johnspano.neoteksystems.com/
(Blog)

Top Skills

Market Penetration
Customer Satisfaction
Strategic Partnerships

John Spano

Chief Technology Officer at Eddsdon Dental
Greenville-Spartanburg-Anderson, South Carolina Area

Summary

Specialties: Software Architecture, Microsoft .Net programming
languages, Sql Server

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Experience

NeoTekSystems
Owner

Eddson Dental
12 years 3 months

Board of Directors
January 2024 - Present (1 year 4 months)

Chief Technology Officer
February 2013 - Present (12 years 3 months)

Chief Technology Officer for EDDSON Dental our dental office management
package.

NeoTekSystems
President
January 2004 - Present (21 years 4 months)

Custom Software development, web site development, SQL Server consulting,
project architecture

CSI Technology Outfitters
Developer
December 2004 - January 2013 (8 years 2 months)

Jobscope
Developer
2000 - 2005 (5 years)

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Education

University of South Carolina Aiken